CAPTIVA SOFTWARE CORPORATION

10145 Pacific Heights Blvd.

San Diego, CA 92121

October 14, 2005

VIA FACSIMILE (202-772-9210) AND EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mark P. Shuman

Re:	Captiva Software Corporation
Registration Statement on Form S-3 (File No. 333-128105)

Dear Mr. Shuman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Captiva Software Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement will become effective on October 18, 2005 at 4:00 p.m., Eastern time, or as soon thereafter as is practicable.

The Company acknowledges to the Securities and Exchange Commission (the “Commission”) that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CAPTIVA SOFTWARE CORPORATION

BY:	/s/ Bradford Weller
Bradford Weller, Esq.
General Counsel, Vice President of Legal
Affairs & Secretary